Exhibit 99.3

SECOND AMENDMENT

TO THE NOTE PURCHASE AGREEMENT

BETWEEN

YATRA ONLINE, INC.

(“BORROWER”)

AND

MAK CAPITAL FUND, LP (“HOLDER”)

This Second Amendment to the Note Purchase Agreement dated October 05, 2022, as amended via the First Amendment dated June 28, 2023, (the “Purchase Agreement”), is made as of August 29, 2023 (the “Effective Date”), between the Borrower and Holder (the “Second Amendment”).

WHEREAS, Section 5.2(a)(vi) of the Purchase Agreement requires the Borrower to use its best efforts to obtain the Nasdaq Approval at the 2023 Meeting, which must be held by August 31, 2023.

WHEREAS, in view of the deferred filing of the Borrower’s 2023 Annual Report on Form 20-F (“2023 20-F”) and to allow the Borrower’s shareholders the opportunity and sufficient time to review the disclosures in the 2023 20-F prior to the 2023 Meeting, the Borrower proposes to hold the 2023 Meeting no later than September 30, 2023.

WHEREAS, pursuant to section 9.9 of the Purchase Agreement, the Purchase Agreement may be amended by an agreement in writing signed by the Borrower and Holder.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Capitalized terms used but not defined in this Second Amendment shall have the meanings ascribed to them in the Purchase Agreement.

2.	Section 5.2(a)(vi) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following text:

“(vi) Nasdaq Approval. The Company shall use its best efforts to obtain the Nasdaq Approval (as such term is defined in the Certificate of Designation) which shall include a recommendation by the Board in favor of the approval of such proposal at the 2023 annual general meeting (“2023 Meeting”) which shall be held no later than September 30, 2023. In the event that the Nasdaq Approval is not obtained at the 2023 Meeting, the Company shall be required to seek the Nasdaq Approval at each subsequent annual general meeting which shall include a recommendation by the Board in favor of the approval of such proposal, until Nasdaq Approval is obtained or the Holder no longer owns any Conversion Shares (as such term is defined in the Certificate of Designation).”

3.	After the Effective Date, any reference to the Purchase Agreement shall mean the Purchase Agreement, as amended by this Second Amendment.

4.	The Purchase Agreement is amended only to the extent specifically set forth herein. Except as specifically amended hereby, the Purchase Agreement shall remain unaltered and in full force and effect in accordance with its terms.

5.	This Second Amendment constitutes the sole agreement of the parties with respect to the transactions contemplated hereby and shall supersede all oral negotiations and the terms of prior writings with respect thereto.

6.	No determination by any court, governmental body or otherwise that any provision of this Second Amendment is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other such provision or (b) such provision in any circumstance not controlled by such determination. Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, Applicable Law.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Second Amendment as of the Effective Date.

YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares, as Borrower

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer

MAK CAPITAL FUND, LP, as Holder

By:	/s/ Michael A. Kaufman
Name:	Michael A. Kaufman
Title:	Managing Member

[Signature Page to Second Amendment to the Note Purchase Agreement]